Exhibit 99.1

NOTICE OF CHANGE OF AUDITOR

TO:	ERNST & YOUNG LLP
AND TO:	DELOITTE LLP
CC:	British Columbia Securities Commission (Principal Regulator)
Alberta Securities Commission
Financial and Consumer Affairs Authority of Saskatchewan
Manitoba Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers
Financial and Consumer Services Commission of New Brunswick
Nova Scotia Securities Commission
Financial and Consumer Services Division, Prince Edward Island
Office of the Superintendent of Securities Service, Newfoundland and Labrador
Office of the Superintendent of Securities, Northwest Territories
Office of the Yukon Superintendent of Securities
Office of the Superintendent of Securities, Nunavut

TAKE NOTICE THAT Orla Mining Ltd. (the “Corporation”) hereby provides notice pursuant to National Instrument 51-102 Continuous Disclosure Obligations (“NI 51-102”) of a change of auditors from Ernst & Young LLP (“E&Y”) to Deloitte LLP (“Deloitte”) effective March 26, 2025.

TAKE FURTHER NOTICE THAT:

1.	At the request of the Corporation, E&Y, resigned as auditor of the Corporation effective March 26, 2025 and Deloitte has been appointed as auditor of the Corporation effective March 26, 2025.

2.	The resignation of E&Y and the appointment of Deloitte in its place have been recommended by the Audit Committee of the Board of Directors of the Corporation (the “Board”) and approved by the Board.

3.	The auditor’s report of E&Y on the financial statements of the Corporation for (a) the two most recently completed financial years of the Corporation; and (b) any period subsequent to the two most recently completed financial years of the Corporation and ending on March 26, 2025, did not express a modified opinion.

4.	There are no reportable events (as defined under Section 4.11(1) of NI 51-102).

5.	The Corporation has requested Deloitte and E&Y to each furnish a letter addressed to the securities administrators in each province and territory in which the Corporation is a reporting issuer stating whether or not they agree with the information contained in this notice. A copy of each such letter to the securities administrators will be filed with this notice.

DATED as of this 26th day of March, 2025.

ORLA MINING LTD.

(signed) Etienne Morin
Name: Etienne Morin
Title: Chief Financial Officer